Exhibit 21.1

Subsidiaries of Jagged Peak Energy Inc.(1)

Entity	State of Formation
Jagged Peak Energy LLC	Delaware
Jagged Peak Energy Management LLC	Delaware
Jagged Peak Energy Management Inc.	Delaware

(1)                                 Following the completion of the corporate reorganization described in the prospectus that forms a part of this registration statement.